June 8, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-256149) of KLX Energy Services Holdings, Inc.

Ladies and Gentlemen:

On behalf of KLX Energy Services Holdings, Inc. (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on June 11, 2021, or as soon as practicable thereafter.

Thank you for your assistance in this matter. If you need any additional information, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977 or Katherine Terrell Frank at (214) 220-7869.

Very truly yours,
KLX Energy Services Holdings, Inc.

By:	/s/ Christopher J. Baker
Name:	Christopher J. Baker
Title:	President and Chief Executive Officer